

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 3, 2008

Mr. Mark Hague
Chief Financial Officer
Georgia International Mining Corporation
299 – 1917 West 4th Avenue
Vancouver, BC CANADA V6J 1M7

> **Re: Georgia International Mining Corporation**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Form 10-QSB for the period Ended March 31, 2008**
> **Response Letter Dated August 20, 2008**
> **File No. 0-52482**

Dear Mr. Hague:

We have reviewed your response letter and have the following comment. We have limited our review of your filing to that issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

1.   We note that management has not provided its conclusions as to whether your disclosure controls and procedures were effective as of the end of the fiscal year in your response. In our letter dated July 18, 2008, we asked you to make such disclosure. Please consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **<u>reported</u>** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure

Interpretation 115.02, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
management's report on Internal Control over Financial Reporting rendered your
annual report materially deficient and also rendered the company not timely or
current in its Exchange Act Reporting. In light of these facts, please explain how
you could conclude that disclosure controls and procedures were effective.
Alternatively, please further amend the 10-KSB to disclose management's revised
conclusion on the effectiveness of your disclosure controls and procedures, i.e.,
that DC&P were not effective as of the end of the fiscal year.

Closing Comments

As appropriate, please amend your filing and respond to this comment within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your response to our comment and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
response to our comment.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or me at
(202) 551-3461 if you have questions regarding this comment.

Sincerely,

Chris White
Branch Chief